1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2012

Taiwan Semiconductor Manufacturing Company Ltd.

(Translation of Registrant’s Name Into English)

No. 8, Li-Hsin Rd. 6,

Hsinchu Science Park,

Taiwan

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No  ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:             .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.

Date: December 10, 2012	By	/s/ Lora Ho
Lora Ho
Senior Vice President & Chief Financial Officer

TSMC November 2012 Sales Report

Hsinchu, Taiwan, R.O.C. – December 10, 2012 - TSMC (TWSE: 2330, NYSE: TSM) today announced its net sales for November 2012: On an unconsolidated basis, net sales were approximately NT$43.64 billion, a decrease of 11.4 percent over October 2012 and an increase of 23.9 percent over November 2011. Revenues for January through November 2012 totaled NT$463.31 billion, an increase of 19.5 percent compared to the same period in 2011.

On a consolidated basis, net sales for November 2012 were approximately NT$44.25 billion, a decrease of 11.4 percent over October 2012 and an increase of 23.4 percent over November 2011. Consolidated revenues for January through November 2012 totaled NT$469.13 billion, an increase of 18.5 percent compared to the same period in 2011.

TSMC Sales Report (Unconsolidated):

							(Unit: NT$ million)
Period	November 2012	October 2012	M-o-M Increase (Decrease) %	November 2011	Y-o-Y Increase (Decrease) %	January through November 2012	January through November 2011	Y-o-Y Increase (Decrease) %
Net Sales	43,644	49,283	(11.4)	35,219	23.9	463,313	387,679	19.5

*	Year 2012 figures have not been audited.

TSMC Sales Report (Consolidated):

							(Unit: NT$ million)
Period	November 2012	October 2012	M-o-M Increase (Decrease) %	November 2011	Y-o-Y Increase (Decrease) %	January through November 2012	January through November 2011	Y-o-Y Increase (Decrease) %
Net Sales	44,253	49,938	(11.4)	35,859	23.4	469,134	395,839	18.5

*	Year 2012 figures have not been audited.

TSMC Spokesperson:	TSMC Acting Spokesperson:	For Further Information:

Lora Ho Senior VP & CFO Tel: 886-3-505-4602	Elizabeth Sun Director Corporate Communication Division Tel: 886-3-568-2085 Mobile: 886-988-937999 E-Mail: elizabeth_sun@tsmc.com	Michael Kramer Principal Specialist PR Department Tel: 886-3-563-6688 Ext. 7125031 Mobile: 886-988-931352 E-Mail: pdkramer@tsmc.com

Taiwan Semiconductor Manufacturing Company Limited

December 10, 2012

This is to report the changes or status of 1) sales volume, 2) funds lent to other parties, 3) endorsements and guarantees, and 4) financial derivative transactions for the period of November 2012.

1) Sales volume (in NT$ thousands)

Period	Items	2012	2011
Nov.	Net sales	43,644,278	35,218,771
Jan.-Nov.	Net sales	463,313,114	387,678,546

2) Funds lent to other parties (in NT$ thousands)

	Limit of lending	Nov.	Bal. as of period end
TSMC Partners*	37,762,136	—	3,780,530
TSMC Development**	12,678,644	290,810	1,497,672

*	The borrower is TSMC China, TSMC’s subsidiaries.
**	The borrower is Solar, TSMC’s subsidiaries.

3) Endorsements and guarantees (in NT$ thousands) : None.

4) Financial derivative transactions (in NT$ thousands) :

For assets / liabilities denominated in foreign currencies.

TSMC

		Futures	Forward	Swap
Margin Payment		—	—	—
Premium Income (Expense)		—	—	—
Outstanding Contracts	Notional Amount	—	19,802,687	5,814,200
	Mark to Market Profit/Loss	—	(29,584)	(4,582)
	Unrealized Profit/Loss	—	(44,509)	(4,582)
Expired Contracts	Notional Amount	—	148,696,685	51,087,801
	Realized Profit/Loss	—	(12,980)	(61,370)
Equity price linked product (Y/N)		—	N	N

TSMC’s subsidiaries - TSMC Partners

		Futures	Forward	Swap
Margin Payment		—	—	—
Premium Income (Expense)		—	—	—
Outstanding Contracts	Notional Amount	—	—	—
	Mark to Market Profit/Loss	—	—	—
	Unrealized Profit/Loss	—	10,490	—
Expired Contracts	Notional Amount	—	105,196,481	—
	Realized Profit/Loss	—	(71,721)	—
Equity price linked product (Y/N)		—	N	—

TSMC’s subsidiaries - TSMC China

		Futures	Forward	Swap
Margin Payment		—	—	—
Premium Income (Expense)		—	—	—
Outstanding Contracts	Notional Amount	—	524,264	—
	Mark to Market Profit/Loss	—	(5,236)	—
	Unrealized Profit/Loss	—	(4,495)	—
Expired Contracts	Notional Amount	—	16,399,752	—
	Realized Profit/Loss	—	(2,863)	—
Equity price linked product (Y/N)		—	N	—

TSMC’s subsidiaries - TSMC Solar

		Futures	Forward	Swap
Margin Payment		—	—	—
Premium Income (Expense)		—	—	—
Outstanding Contracts	Notional Amount	—	428,851	1,026,774
	Mark to Market Profit/Loss	—	(543)	(958)
	Unrealized Profit/Loss	—	(481)	(899)
Expired Contracts	Notional Amount	—	2,653,839	7,029,819
	Realized Profit/Loss	—	(10,022)	(23,851)
Equity price linked product (Y/N)		—	N	N

TSMC’s subsidiaries - TSMC Solid State Lighting

		Futures	Forward	Swap
Margin Payment		—	—	—
Premium Income (Expense)		—	—	—
Outstanding Contracts	Notional Amount	—	146,332	—
	Mark to Market Profit/Loss	—	(826)	—
	Unrealized Profit/Loss	—	(833)	60
Expired Contracts	Notional Amount	—	1,548,008	977,734
	Realized Profit/Loss	—	(3,584)	(7,599)
Equity price linked product (Y/N)		—	N	N

TSMC’s subsidiaries - TSMC Global

		Futures	Forward	Swap
Margin Payment		—	—	—
Premium Income (Expense)		—	—	—
Outstanding Contracts	Notional Amount	—	—	—
	Mark to Market Profit/Loss	—	—	—
	Unrealized Profit/Loss	—	—	—
Expired Contracts	Notional Amount	—	31,776,767	—
	Realized Profit/Loss	—	8,846	—
Equity price linked product (Y/N)		—	N	—